PB 9/8 *

[redacted]

11015399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30,2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Global Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8150 N. Central Expressway, Suite 500
(No. and Street)

Dallas	Texas	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Paul Stewart (214) 265-6742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name)*

1717 Main Street, Suite 1500	Dallas	Texas	75201-9436
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. CARPENTER
MY COMMISSION EXPIRES
MAY 26, 2013

Signature

Vice President & Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

1st Global Capital Corp.

June 30, 2011 and 2010

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 2011 WASH, D.C. 211

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

To the Board of Directors
1st Global Capital Corp.
8150 North Central Expressway, Suite 500
Dallas, TX 75206

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by 1st Global Capital Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 24, 2011

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Board of Directors
1st Global Capital Corp.

We have audited the accompanying statements of financial condition of 1st Global Capital Corp. (a Delaware corporation) (the "Company") as of June 30, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas
August 24, 2011

1st Global Capital Corp.

STATEMENTS OF FINANCIAL CONDITION

June 30,

ASSETS	2011	2010
Cash	$4,103,368	$2,759,169
Cash segregated under federal and other regulations	59,943	294,070
Receivable from brokers and dealers	1,532,670	1,475,830
Other assets	189,555	243,105
	$5,885,536	$4,772,174
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 98,708	$ 210,441
Payable to brokers and dealers	17,260	187,607
Commissions payable	828,145	695,825
Deferred revenue	70,667	69,063
State income taxes payable	71,370	65,871
Net payable to affiliate	872,258	457,795
Other liabilities	73,429	-
	2,031,837	1,686,602
Stockholders' equity:		
Common stock - no par value, 10,000 shares authorized, 10 shares issued and outstanding	-	-
Additional paid-in capital	24,000	24,000
Retained earnings	3,829,699	3,061,572
Total stockholders' equity	3,853,699	3,085,572
	$5,885,536	$4,772,174

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

The Company is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

1st Global Capital Corp. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2011, the Company had net capital of approximately $3,535,718, net capital requirements of $129,551 and the Company's ratio of aggregate indebtedness to net capital was .55 to 1. At June 30, 2010, the Company had net capital of approximately $2,793,444, net capital requirements of $112,450, and the Company's ratio of aggregate indebtedness to net capital was .60 to 1. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1.

NOTE D - CASH AND CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash is comprised solely of cash on deposit in accounts with depository institutions.

At June 30, 2011 and 2010, cash of $59,943 and $294,070, respectively, was segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. At June 30, 2011 and 2010, $17,260 and $187,607, respectively, was owed to various mutual funds for the purchase of securities by customers and is included in payable to brokers and dealers.

NOTE E - INCOME TAXES

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification ("ASC") 450, *Contingencies*. Any resulting provision or benefit for income taxes is recorded as a payable or receivable on the Statements of Financial Condition. Tax years 2007 through 2010 are still subject to federal and state examination.

At June 30, 2011 and 2010, $140,080 of federal income taxes payable and $169,602 of federal income taxes receivable, respectively, was included in Net payable to affiliate on the Statements of Financial Condition. These amounts represent the balance of federal income tax expense remitted or unremitted to the Parent as of the end of the fiscal year. This amount is paid by or remitted to the Parent via the Company's usual processes during the subsequent fiscal year.

The Company adopted ASC 740, on July 1, 2009. ASC 740 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements in accordance with ASC 450. ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on de-recognition, classification, interest and penalties, disclosures, and transition.

As required by the uncertain tax position guidance in ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the uncertain tax position guidance in ASC Topic 740 to all tax positions for which the statute of limitations remained open. For certain taxing jurisdictions, this period may extend from the Company's inception. In accordance with the accounting under ASC 740, the Company has recorded an unrecognized tax liability related to certain tax positions. The liability is recorded in other liabilities on the Statement of Financial Condition in the amounts of $73,429 and $-0- in 2011 and 2010, respectively.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. Essentially all operating costs and expenses of the group are incurred by an affiliate. Costs are allocated based on estimated usage by each operating affiliate, typically using relative share of total revenue as a proxy.

NOTE G - OTHER ASSETS

At June 30, 2011, other assets are primarily composed of accounts receivable of $156,143, less an allowance of $7,754. At June 30, 2010, other assets are primarily composed of accounts receivable of $183,752, less an allowance of $23,657. The accounts receivable is related to commissions receivable from the Company's network of advisors. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts, typically reserving accounts past due greater than 90 and 60 days in 2011 and 2010, respectively.

The remaining balance in other assets is comprised of prepaid expenses and other miscellaneous assets.

NOTE H - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers is primarily comprised of concession revenue receivable from the Company's clearing broker and other financial companies, including mutual fund companies, net of any unsettled trades. Additionally, included in this amount is $100,000 in clearing deposits with the Company's clearing broker.

NOTE I - CONCENTRATION RISK

At June 30, 2011 and 2010, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE J - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2011 and 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE K - SUBSEQUENT EVENTS

The Company evaluated the financial statements for subsequent events through August 24, 2011, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.